UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Form 10-K
For the fiscal year ended December 31, 2000

Commission File #0-6072

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing above, identify the items to which the notification relates:

Independent accountants' report;

Schedule II (Valuation and qualifying accounts);

Exhibit 13.1 (Audited financial statements, selected financial data , and management's discussion and analysis);

Exhibits 23.1 and 23.2 (Independent accountants' consent to incorporation by reference);

Exhibit 99.1 (Independent accountants' report for subsidiary)

PART I

EMS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Georgia	58-1035424
(State or other jurisdiction of incorporation of organization)	(IRS Employer ID Number)

660 Engineering Drive
Norcross, Georgia	30092
(Address of principal executive offices)	(Zip Code)

PART II

The subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b):

  The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense;

  The remaining portions of the subject Annual Report on Form 10-K will be filed on or before April 16, 2001 (the first business day following the 15th calendar day following the prescribed due date).

PART III

The materials described above could not be filed within the prescribed time period because the registrant is awaiting conclusion of certain events that will affect whether a valuation allowance or write-off is appropriate for a total of $2.9 million of certain other assets. The other assets at issue are receivables from, and inventory for, NetSat28 Company, L.L.C. ("NetSat"). Significant pending events are Federal Communications Commission action on NetSat's application to reinstate its license to launch and operate a high-capacity geostationary Ka-band satellite over the United States, and the terms of an anticipated business relationship with a third-party satellite user and investor. At the time the Company announced its unaudited results for the year ended December 31, 2000, management concluded, based on developments known at that time, that the value of these assets would be realized and that no valuation allowance or write-off was appropriate. However, management believes that anticipated events supporting its judgment should be concluded before the Company's final audited financial statements are released. The conclusion of such events has required greater time than was originally expected, but is now expected on or before April 16, 2001.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Gary Shell 770-263-9200

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is not, identify report(s).

YES X  NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

YES    NO X

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

/s/	Don T. Scartz	April 2, 2001
Don T. Scartz